Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-179013

FOR IMMEDIATE RELEASE October 15, 2012	Investor and Media Contact: Whitney Finch Vice President of Investor Relations 813.421.7694 wfinch@walterinvestment.com

Walter Investment Management Corp. Announces Public Offerings of

Common Stock and Convertible Senior Subordinated Notes due 2019

(Tampa, Fla.) — Walter Investment Management Corp. (NYSE MKT: WAC) (the “Company”) announced today the commencement of a registered underwritten public offering of 4,500,000 shares of its common stock. In addition, the Company intends to grant the underwriters of the common stock offering a 30-day option to purchase up to an additional 675,000 shares of common stock.

The Company today also announced the commencement of a registered underwritten public offering of $265.0 million aggregate principal amount of its convertible senior subordinated notes due 2019. The Company intends to grant the underwriters of the notes offering a 30-day option to purchase up to an additional $25.0 million aggregate principal amount of the convertible senior subordinated notes. Prior to May 1, 2019, the convertible senior subordinated notes will be convertible only upon specified events and during specified periods, and, on and after May 1, 2019, at any time. Upon conversion, the Company may deliver or pay, at its option, cash, shares of common stock, or a combination of cash and shares of common stock. The interest rate, conversion rate and certain other terms of the convertible senior subordinated notes are to be determined at the time of pricing of the convertible senior subordinated notes.

Neither offering is contingent upon completion of the other offering and each offering is being conducted as a separate public offering.

The Company intends to use approximately $95 million of the net proceeds from the common stock offering to partially fund its acquisition of the outstanding capital stock of Reverse Mortgage Solutions, Inc. (the “Acquisition”). The Company intends to use the remaining net proceeds to enhance its liquidity in anticipation of potential growth opportunities, including acquisitions, and for working capital and general corporate purposes. The Company intends to use the net proceeds from the convertible senior subordinated notes offering to repay the amounts outstanding under the Company’s second lien senior secured term loan and, if the underwriters in the convertible senior subordinated notes offering exercise their option to purchase additional convertible senior subordinated notes, certain fees, expenses and premiums in connection therewith.

Shortly after the closing of the common stock offering and the convertible senior subordinated notes offering, the Company intends to refinance its first lien senior secured credit facility through new debt financing. There can be no assurance that such refinancing will occur at all or will occur on terms favorable to the Company.

The closing of the common stock offering is not contingent upon the completion of the Acquisition. If the Acquisition is not completed, the Company intends to use the net proceeds from the common stock offering to enhance its liquidity in anticipation of potential growth opportunities, including acquisitions, to reduce indebtedness and for working capital and general corporate purposes.

Credit Suisse, Morgan Stanley, BofA Merrill Lynch and Barclays are serving as joint book-running managers for the common stock offering and the convertible senior subordinated notes offering.

The shares of common stock and the convertible senior subordinated notes will be issued pursuant to an effective registration statement previously filed with the Securities and Exchange Commission (the “SEC”) on Form S-3 and available on the SEC’s website at www.sec.gov. A preliminary prospectus supplement and accompanying prospectus related to the common stock offering will be filed with the SEC and will be available on the SEC’s website at www.sec.gov. A preliminary prospectus supplement and accompanying prospectus related to the convertible senior subordinated notes offering will be filed with the SEC and will be available on the SEC’s website at www.sec.gov.

Copies of the preliminary prospectus supplements and the accompanying prospectus related to the common stock and the convertible senior subordinated notes may be obtained from Credit Suisse Securities (USA) LLC at Attn: Prospectus Department, One Madison Avenue, New York, NY 10010, by emailing newyork.prospectus@credit-suisse.com, or calling toll free (800) 221-1037; Morgan Stanley & Co. LLC at Attn: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014, by emailing prospectus@morganstanley.com, or calling toll free (866) 718-1649; Merrill Lynch, Pierce, Fenner & Smith Incorporated at Attn: Prospectus Department, 222 Broadway, New York, NY 10038, or by emailing dg.prospectus_requests@baml.com; and Barclays Capital Inc. at c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by emailing barclaysprospectus@broadridge.com, or calling toll free (888) 603-5847.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the common stock, convertible senior subordinated notes or any other securities, nor shall there be any sale of the common stock, the convertible senior subordinated notes or any other securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Walter Investment Management Corp.

Walter Investment Management Corp. is an asset manager, mortgage servicer and mortgage portfolio owner specializing in less-than-prime, non-conforming and other credit-challenged mortgage assets. Based in Tampa, Fla., the Company services a diverse loan portfolio.

Disclaimer and Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, such as statements relating to Walter Investment’s investment strategy, financial condition, results of operations, plans, objectives, future performance or expectations and business operations. These statements relate to expectations concerning matters that are not historical facts. Accordingly, statements that are based on management’s projections, estimates, assumptions and judgments constitute forward-looking statements. Words such as “believes,” “anticipates,” “expects,” “intends,” “plans,” “projects,” “estimates,” “assumes,” “may,” “should,” “will,” or variations of these words and similar expressions are intended to identify these forward-looking statements. These forward-looking statements are based largely on information currently available to Walter Investment’s management and on Walter Investment’s current expectations, assumptions, plans, estimates, judgments and projections about its business and its industry. These statements are not guarantees of future performance and are subject to a number of known and unknown risks, uncertainties, contingencies and assumptions, many of which are outside Walter Investment’s control, that are difficult to forecast. Actual results may differ materially from those expressed or forecast in these forward-looking statements. Accordingly, there is no assurance that Walter Investment’s expectations will in fact occur or that its estimates or assumptions will be correct, and Walter Investment cautions investors and all others not to place undue reliance on such forward-looking statements. Factors that could cause the forward looking statements to be materially different include: the availability of suitable investments for the capital Walter Investment raises and competition for such investments, at times from larger competitors; the occurrence of anticipated growth of the specialty servicing sector; the continuation of the secular shift in the servicing industry that is underway; and other factors, risks and uncertainties described in exhibit 99.3 to Walter Investment’s

Current Report on Form 8-K filed on October 15, 2012 and other factors, risks and uncertainties described under the caption “Risk Factors” in Walter Investment’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 and in Walter Investment’s most recent Quarterly Report on Form 10-Q filed on August 9, 2012, and in Walter Investment’s other filings with the SEC. This press release speaks only as of this date. Walter Investment disclaims any duty to update the information herein.

SOURCE Walter Investment Management Corp.

The issuer has filed a registration statement (including a base prospectus) and preliminary prospectus supplements deemed to be part of such registration statement with the SEC for the offerings to which this communication relates. Before you invest, you should read the preliminary prospectus supplements deemed to be part of that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and the offerings. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offerings will arrange to send you the preliminary prospectus supplements if you request them by calling toll free Credit Suisse Securities (USA) LLC at (800) 221-1037; Morgan Stanley & Co. LLC at (866) 718-1649; Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-866-500-5408; and Barclays Capital Inc. at (888) 603-5847.

3